Corporate Communications	Exhibit 99.1

CNH Industrial announces early results and increase in maximum tender amount of cash tender offer for senior notes due 2017 issued by its subsidiary Case New Holland Industrial Inc.
London, December 7, 2016

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) (“CNH Industrial”) hereby announces the early results as of 5:00 p.m. New York City time on December 6, 2016 (the “Early Tender Time”) of the cash tender offer (the “Tender Offer”) commenced on November 22, 2016 by its wholly owned subsidiary Case New Holland Industrial Inc. (the “Company”) for a portion of its outstanding $1,050,000,000 7 7⁄8% Senior Notes due 2017 (the “Notes”) guaranteed by CNH Industrial and certain of CNH Industrial’s direct and indirect subsidiaries (together with CNH Industrial, the “Guarantors”). The terms and conditions of the Tender Offer are described in an offer to purchase (the “Offer to Purchase”) dated November 22, 2016, the date of commencement of the Tender Offer. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.

Aggregate principal amount of Notes validly tendered and not withdrawn by the Early Tender Time was $413,939,000. The Company has elected to increase the Maximum Tender Amount from $400,000,000 to $413,939,000 aggregate principal amount of Notes and accept for purchase Notes in that amount. The increased Maximum Tender Amount of $413,939,000 aggregate principal amount of Notes has therefore been reached. Notes purchased pursuant to the Tender Offer will be cancelled.

The Notes have the following ISIN/CUSIP numbers: US147446AR91 / 147446AR9 / US147446AQ19 / 147446AQ1 / USU14693AG73 / U14693AG7.

In accordance with the terms of the Tender Offer, the withdrawal deadline was 5 p.m., New York City time, on December 6, 2016. As a result, tendered Notes may no longer be withdrawn. The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on December 20, 2016. Because the Maximum Tender Amount has been reached, the Company does not expect to accept for purchase any Notes tendered after the Early Tender Date.

The Early Settlement Date for Notes validly tendered at or prior to the Early Tender Time and accepted for purchase is expected to occur on December 9, 2016. Payments for Notes that are validly tendered and accepted for purchase will include accrued and unpaid interest from the last interest payment date for the Notes up to, but not including, the Early Settlement Date.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

Further Information Questions and requests for assistance in connection with the Tender Offer may be directed to the Dealer Managers for the Tender Offer:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Telephone: +44 20 7986 8969

Collect: +1 (212) 723-6106

Toll-Free: +1 (800) 558-3745

Attention: Liability

Management Group

Email: liabilitymanagement.europe

@citi.com

J.P. Morgan Securities LLC 383 Madison Avenue, 3rd Floor New York, New York 10179 United States of America Toll Free: +1 866 834 4666 Collect: +1 212 834 4811 Attention: Liability Management

RBS Securities Inc.

600 Washington Boulevard

Stamford, CT 06901

United States

Toll free: +1 (866) 884-2071

Collect: +1 (203) 897-2963

Attention: Liability Management

Email: USliabilitymanagement

@rbs.com

Wells Fargo Securities, LLC 550 South Tyron Street, 5th Floor Charlotte, NC 28202 Telephone: +1 866 309 6316 Attention: Liability Management Group

Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:

THE TENDER AND INFORMATION AGENT

Global Bondholder Services Corporation

By Facsimile (Eligible Institutions Only):

+1 (212) 430-3775

Attention: Corporate Actions

For Information or

Confirmation by Telephone:

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 807-2200

By Mail or Hand: 65 Broadway – Suite 404 New York, New York 10006 Attention: Corporate Actions

Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer) and each Holder must make its own decision as to whether to tender any or all of its Notes for purchase pursuant to the Tender Offer.

None of the Dealer Managers, the Tender and Information Agent, Wells Fargo Bank, N.A. (the “Trustee”) or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, the Guarantors, the Notes or the Tender Offer contained in this announcement or in the Offer to Purchase. None of the Dealer Managers, the Tender and Information Agent, the Trustee or any of their respective directors, officers, employees, agents or affiliates is acting for any Holder, or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and accordingly none of the Dealer Managers, the Tender and Information Agent or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to itself, the Guarantors, or the Notes which is material in the context of the Tender Offer and which is not otherwise publicly available.

None of the Dealer Managers, the Tender and Information Agent, the Company, the Guarantors, the Trustee or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Holders should tender Notes in the Tender Offer.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement or the Offer to Purchase or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

Offer and Distribution Restrictions

Neither this announcement nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession either this announcement or the Offer to Purchase comes are required by each of the Company, the Guarantors, the Trustee, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

Italy

None of the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of CNH Industrial, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither the Offer to Purchase nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. The Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marchés financiers) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

General

The Offer to Purchase does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Tender Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each Noteholder participating in the Tender Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for

Tendering Notes” in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Tender Offer from a Noteholder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to CNH Industrial is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions.

Forward-looking statements

All statements other than statements of historical fact contained in this press release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning the Company and its businesses, including factors, risks and uncertainties that could materially affect the Company’s financial results is included in CNH Industrial’s annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K, in its EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS and Semi-Annual Report for the period ended on June 30, 2016 in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this announcement or the Offer to Purchase are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this announcement or the Offer to Purchase, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

For more information contact:
Corporate Communications
Email: mediarelations@cnhind.com
Investor Relations
Email: investor.relations@cnhind.com